June 16, 2016

VIA EDGAR

Ms. Christina DiAngelo Fettig

Division of Investment Management

Disclosure Review Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Driehaus Mutual Funds
Form N-CSR for the period ended December 31, 2015
Investment Company Act File No. 811-07655

Dear Ms. Fettig:

On behalf of Driehaus Mutual Funds (the “Funds” or the “Trust”), we are submitting our response to the comments provided to us on May 13, 2016 resulting from your review of the Funds’ Form N-CSR for the period ended December 31, 2015 and the Post–Effective Amendment dated April 30, 2016. For purposes of this response, the following series of the Funds will be referred to collectively as the “Equity Funds”: Driehaus Emerging Markets Growth Fund, Driehaus Emerging Markets Small Cap Growth Fund, Driehaus Frontier Emerging Markets Fund, Driehaus International Small Cap Growth Fund, and Driehaus Micro Cap Growth Fund. The Driehaus Active Income Fund, Driehaus Select Credit Fund and Driehaus Event Driven Fund will be referred to collectively as the “Credit Funds.”

Financial Statement Comments:

1.	Comment: You noted that Driehaus International Discovery Fund, Driehaus Global Growth Fund and Driehaus Mid Cap Growth Fund were still listed as active series/classes despite the fact that they have been merged or liquidated.

Response: We have deactivated Driehaus Global Growth Fund and Driehaus Mid Cap Growth Fund from the active series/class lists and will deactivate Driehaus International Discovery Fund after the filing of Form N-PX in August, 2016.

2.	Comment: With regard to the Credit Funds and Driehaus Micro Cap Growth Fund, you noted that they did not include a graphical representation of holdings pursuant to Form N-1A Item 27(d)(2).

Response: Beginning with the June 30, 2016 semi-annual report, all Funds will include a graphical representation of their holdings.

3.	Comment: You noted that the registration statement for funds that are initially seeded with the assets of a predecessor private fund should include two years of financial statements prepared in accordance with Regulation
S-X even if the performance of the predecessor fund is not being carried to the new registrant.

Response: We acknowledge this information and will discuss this with the staff if we seed any future funds with the securities of a predecessor fund.

4.	Comment: With regard to bank loan holdings disclosed in the Schedule of Investments, you requested that we consider including additional information such as the terms of the rate, the base rate and the existence of any floors.

Response: Beginning with the June 30, 2016 semi-annual report, any Funds that hold bank loans will include a footnote in their Schedule of Investments that provides general information on the terms of the rate, the base rate and the existence of any floors on the rate, if applicable.

5.	Comment: With regard to illiquid securities, you suggested that we consider noting them as such on the Schedule of Investments, including whether we consider any 144A securities held by the Funds to be illiquid securities under the Funds’ liquidity procedures.

Response: Beginning with the June 30, 2016 semi-annual report, any Funds that hold securities deemed to be illiquid securities under the Funds’ liquidity procedures will note them as such on the Schedule of Investments, including any 144A securities that are deemed to be illiquid.

6.	Comment: You noted that to the extent the Funds hold warrants that are non-income producing, they should be noted as non-income producing on the Schedule of Investments.

Response: To the extent the Funds hold any non-income producing warrants, they will be noted as such on future Schedules of Investments.

7.	Comment: You noted that in some instances, the caption “Securities Sold Short” on the Schedule of Investments also includes written options and that the Funds should make it more clear that both are included.

Response: Beginning with the June 30, 2016 semi-annual report, for any Funds that have both securities sold short and written options, they will disclose separate sub-totals for each which will correspond to the totals on the Statement of Assets and Liabilities.

8.	Comment: You noted for the Credit Funds, to the extent that they hold credit default swaps with reference indices that are not as well known, we should consider defining those reference indices.

Response: At this time, we believe that the descriptions included in the Schedules of Investments provide sufficient information regarding the reference indices underlying the credit default swaps.

9.	Comment: You noted that the Driehaus Event Driven Fund holds a total return swap on a custom index and that, as mentioned in the AICPA Expert Panel minutes from the May 22, 2013 meeting, additional transparency regarding the underlying holdings in the custom index should be provided.

Response: The notional value of the total return swap held by the Driehaus Event Driven Fund is less than 0.10% of the Fund’s net assets and, therefore, we do not believe that listing all of the underlying holdings in the customized index is necessary. We will, however, include a footnote beginning in the June 30, 2016 semi-annual report to note the number and type of underlying holdings in the index if the swap is still held at that time.

10.	Comment: With regard to forward contracts held by the Funds, you noted that the Funds should disclose the counterparty to the forward contract and should also disclose whether the currency amounts are in U.S. dollars.

Response: Beginning with the June 30, 2016 semi-annual report, we will add the counterparty to the forward contract tables for any Funds that hold forward contracts. In addition, we will clarify the currencies involved for each contract.

11.	Comment: With regard to footnote A to the Swap Contracts table for Driehaus Event Driven Fund, you noted that it was somewhat confusing and should be clarified.

Response: The footnote was clarified beginning with the March 31, 2016 Form N-Q filing as follows: “The Fund pays the financing rate. The Fund receives payment from the counterparty if the value of the total return of the reference index has decreased and makes payment if the value has increased.”

12.	Comment: You requested confirmation that the cash balance on the Statement of Assets and Liabilities was not restricted. To the extent that cash is restricted, you referred the Funds to Rules 5-02.1 and 6-04.5 of Regulation S-X for disclosure requirements.

Response: The “Cash” balance on the Statement of Assets and Liabilities is not restricted. To the extent that the Funds hold restricted cash, they will comply with the above referenced disclosure requirements.

13.	Comment: With regard to securities pledged as collateral, you noted that they should be designated as such on the Schedule of Investments.

Response: Beginning with the June 30, 2016 semi-annual report, we will note any securities that are fully or partially pledged as collateral in the Schedule of Investments.

14.	Comment: You noted that pursuant to Rule 6-04.12 of Regulation S-X any open payables to Trustees should be disclosed as a separate line item on the Statement of Assets and Liabilities.

Response: Beginning with the June 30, 2016 semi-annual report, to the extent that there are payables to the Trustees as of the balance sheet date, they will be reported as a separate line item within the liabilities section of the Statement of Assets and Liabilities.

15.	Comment: You noted that certain of the Equity Funds utilized the average share method on the Financial Highlights table and inquired whether the Driehaus Active Income Fund had utilized that method.

Response: The Credit Funds utilized the average share method to calculate their net investment income (loss) in the Financial Highlights table for all periods presented. Beginning with the June 30, 2016 semi-annual report, the use of this method will be disclosed in a footnote to the Financial Highlights tables.

16.	Comment: You requested that we consider disclosing the nondiversified/diversified status of the Funds in the organizational footnote to the Financial Statements.

Response: Please see the response to comment #23 below for further discussion regarding the Funds’ status as nondiversified or diversified and the resulting changes for the registration statement disclosure. We believe that this information is most appropriate to be covered in the registration statement rather than the financial statements and, accordingly, will not make any changes to the financial statement disclosure at this time.

17.	Comment: You requested that we consider more clearly identifying the short sales for the Credit Funds in the fair value hierarchy footnote.

Response: Beginning with the June 30, 2016 semi-annual report, the Credit Funds will use captions such as “Common Stocks Sold Short” in the fair value hierarchy footnote to more clearly identify the securities sold short.

18.	Comment: You asked whether the unrealized gains/losses on derivatives had been included in the components of distributable earnings in the tax footnote for the Credit Funds. You referred to the Equity Funds’ tax footnote, which has a specific caption for “Other temporary differences”.

Response: We confirm that the unrealized gains/losses on long derivative positions have been included in the appropriate components of accumulated earnings/deficit in the tax footnote for the Credit Funds. Beginning with the December 31, 2016 annual report, we will also include the unrealized gains/losses on short derivative positions.

19.	Comment: With regard to the footnote language regarding derivatives, you requested that we include more specificity to the reasons that the Funds specifically used derivatives and referred us to the July 30, 2010 letter to the ICI, “Derivatives-Related Disclosures by Investment Companies”.

Response: Beginning with the June 30, 2016 semi-annual report, we will revise any derivatives footnote language to more specifically reflect the reasons the Funds utilized derivatives and will refrain from the use of the word “may” when describing the reasons derivatives were utilized.

20.	Comment: With regard to the footnote “Disclosures about Offsetting Assets and Liabilities” in the Credit Funds’ annual report, you noted that we should include an introductory description paragraph. In addition, you noted that a similar footnote was not included in the Equity Funds’ annual report. You referred us to FASB Accounting Standards Codification 210-20-50-5.

Response: Beginning with the June 30, 2016 semi-annual report, the Credit Funds will include language as set forth in the above-referenced Accounting Standards Codification. In addition, we will review the need for disclosure regarding offsetting in the Equity Funds’ semi-annual and annual reports.

21.	Comment: With regard to the footnote that includes information on certain Funds’ expense limitation agreements, you requested that we consider defining “extraordinary expenses”. In addition, you noted that we should make it clear that expenses can only be recaptured if the expenses would be below the expense cap that was in place at the time of the waiver as well as the existing expense cap limitation.

Response: With regard to including the definition of extraordinary expenses, beginning with the June 30, 2016 semi-annual report, the Funds will include the additional language “…such as litigation and other expenses not incurred in the ordinary course of the Fund’s business” to the end of the current description. In addition, also beginning with the June 30, 2016 semi-annual report, the Funds will add language regarding remaining below the expense cap that was in place at the time of the waiver as well as the existing expense cap limitation. The Funds’ expense limitation agreements do not allow for a change in the expense cap limitation during the term of the agreement, so the limitation has been consistent for each Fund with an expense cap.

22.	Comment: You noted that pursuant to Rule 6-04.13(b) of Regulation S-X, the Funds should disclose the commitment fee in the footnote regarding the line of credit agreement.

Response: Beginning with the June 30, 2016 semi-annual report, the Funds will include the amount of the commitment fee in the line of credit footnote.

Prospectus Comments:

23.	Comment: You requested that, to the extent that a Fund has operated as diversified for a period of three years or longer, it should disclose its status as de facto diversified and, as such, should not have “Nondiversification risk” as a principal risk. Further, you requested that any such Fund acknowledge that it will seek the approval of shareholders if it elects to be non-diversified in the future. You referred us to the Allied Capital Corp. SEC No-Action Letter dated January 3, 1989.

Response: We have reviewed the Allied Capital Corp. SEC No-Action Letter dated January 3, 1989. Certain series of the Trust have operated as a “Diversified Company,” as such is defined by Section 5(b)(1) of the Investment Company Act, for at least the three-year period prior to the most recent calendar quarter-end of March 31, 2016. We are aware that these series of the Trust are now de facto diversified and would be required to obtain shareholder approval prior to operating as a “Non-diversified company,” if they elected to do so in the future. We will remove the “Nondiversification” risk section and other references to being non-diversified funds from these Funds’ registration statements at the next annual update. We will also add this as a fundamental investment restriction for these diversified series of the Trust in the next annual update of the registration statement. Certain other series of the Trust have operated as non-diversified within the three-year period prior to the most recent calendar quarter-end of March 31, 2016, or have not yet been in operation for three years. For these, we will retain the “Nondiversification” risk section and other references to being non-diversified.

24.	Comment: You noted that the Driehaus Frontier Emerging Markets Fund (“DRFRX”) had a significant concentration in the commercial banks industry at December 31, 2015 and suggested that we add disclosure to the principal investment strategy and principal risks specifically regarding this concentration.

Response: DRFRX’s prospectus has “Concentration Risk” noted as a principal risk in its registration statement. At the next annual update, we will add specific risk disclosure pertaining to any industry or industries in which DRFRX is, at that time, concentrated.

25.	Comment: You noted a concentration for Driehaus Micro Cap Growth Fund (“DMCRX”) in the health care sector at December 31, 2015 and suggested we consider specific sector concentration risk language.

Response: DMCRX’s prospectus has “Allocation Risk” noted as a principal risk in its registration statement, and notes that “the Fund may have significant weightings in a particular … market sector.” However, at the next annual update, we will add specific risk disclosure pertaining to sector concentration for any sector or sectors in which DMCRX is, at that time, concentrated (i.e., in which it has greater than 25% of its net assets invested).

26.	Comment: You noted that while the Driehaus Event Driven Fund included specific risk disclosure regarding forward contracts, the Driehaus Active Income Fund and Driehaus Select Credit Fund did not. You requested that we consider such disclosure.

Response: At the next annual update to the prospectus for the Driehaus Active Income Fund and Driehaus Select Credit Fund, we will include such risk disclosure.

27.	Comment: You noted that the Driehaus Frontier Emerging Markets Fund held 10.5% of its net assets in equity certificates at December 31, 2015 and suggested that we consider risk disclosure specifically related to equity certificates. In addition, you requested that we consider whether that disclosure was also applicable to other Funds.

Response: The equity certificates held by the Driehaus Frontier Emerging Markets Fund are participatory notes (commonly referred to as “P-Notes”). We note that the Driehaus Frontier Emerging Markets Fund, Driehaus Emerging Markets Growth Fund and Driehaus Emerging Markets Small Cap Growth Fund prospectus and statement of additional information each currently contain risk disclosure regarding P-Notes. At the next annual update to the prospectus for the Driehaus Frontier Emerging Markets Fund, we will make such risk disclosure more prominent by including it in the Principal Risks. We have considered whether more prominent disclosure is also applicable to other Funds, and we have determined that it is not applicable.

28.	Comment: You noted that Driehaus Active Income Fund and Driehaus Select Credit Fund include disclosure in their principal risks related to senior loans and noted that such disclosure should also contain information that these investments can take significantly longer than seven days to settle and that this could lead to difficulties in managing Fund redemptions. In addition, you recommended that we consider disclosure regarding the fact that senior loans are not securities and may not be afforded the protection of the Federal securities laws.

Response: At the next annual update to the prospectus for the Driehaus Active Income Fund and Driehaus Select Credit Fund, we will include such risk disclosure.

Driehaus Mutual Funds acknowledges:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes in disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Funds may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the time you spent in reviewing the Funds’ Form N-CSR and other filings. If you have any questions or comments, please do not hesitate to call me at (312) 932-8624.

Very truly yours,

/s/ Michelle L. Cahoon

Michelle L. Cahoon
Vice President and Treasurer,
Driehaus Mutual Funds

cc: Mr. Robert H. Gordon

cc: Ms. Janet L. McWilliams

cc: Ms. Cathy O’Kelly, Vedder Price P.C.